

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2019

John Wilkes
Chief Executive Officer
DLT Resolution Inc.
5940 S. Rainbow Blvd.
Suite 400-32132
Las Vegas, NV 89118

> **Re: DLT Resolution Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 13, 2018**
> **File No. 333-148546**

Dear Mr. Wilkes:

We issued comments to you on the above captioned filing on November 27, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 27, 2019.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Charles Eastman, Sr Staff Accountant at (202) 551-3794 or Larry Spirgel, Assistant Director at (202) 551-3810 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications